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Date:    February 4, 2000

To:      Region and District Human Resources Managers

From:    Corporate Communications

Subj:    Launch of Tender Offer


Attached is a Management Background, PCM Outline and Press Release regarding the launch of the Tender Offer by UPS previously announced.

The PCM Outline should be presented to all employees immediately. The Press Release should be posted to Bulletin Boards or otherwise made available to all employees. Please duplicate and distribute these materials to appropriate department, division and center managers.

If you have any questions regarding this PCM, please contact Tom McGowan at ATLAS 490-6117.


pc:      Management Committee
         Corporate Department Managers
         Region and District Managers
         Region and District Communications



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(Please note: The Management Background provides more detail than the PCM outline. It will help you understand the PCM topic and answer questions.)


Attached is a Press Release announcing the launch of the Tender Offer planned in connection with November's Initial Public Offering (IPO) of UPS stock.

The net proceeds of our initial public offering (IPO) were approximately $5.27 billion. We intend to use that money to purchase shares in the tender offer.

Participation in the tender offer by class A shareowners is in the best interests of UPS and is consistent with our original plans in connection with the IPO. However, no one will be required to tender any shares. Class A shareowners may tender up to, but not more than, 27% of their class A-1 shares.

It has been our goal, as was indicated at the time of our shareowners' meeting, to allow all holders of class A shares to participate equally in the tender offer. Participation in this tender offer does not conflict with the tradition of long-term ownership of UPS by its employees. Having a significant investment in the company motivates all UPSers to be committed to UPS's continued success.

The tender offer is explained in detail in the "Offer to Purchase" and related materials that are being mailed to the homes of all class A shareowners. Shareowners should read carefully each of these documents before making any decision about the tender offer. The tender offer is scheduled to expire at midnight, New York City time, on March 3, 2000.

Please make the Press Release available for review by all UPSers in your area of responsibility by posting or otherwise.

All UPS employees, management and non-management, should be reminded that they should not offer public comment, opinion or speculation about the information contained in the press release. All media inquiries should be directed to Corporate Public Relations at (404) 828-7123.




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SUBJECT:          Launch of Tender Offer

FOR:              All Employees

DATE OF USE:      February 4, 2000


INTRODUCTION:

UPS has announced the launch of the Tender Offer that was planned in connection with November's Initial Public Offering (IPO) of UPS stock.


KEY POINTS:

         - Detailed information is being mailed to the homes of all class A shareowners

         - All class A shareowners will have opportunity to sell up to 27 percent of their class A-1 shares

         - Class A shareowners are encouraged to participate, however, no one is required to participate

         -        Copy of Press Release is available for your review


CONCLUSION:

Tender offer materials are being mailed to the homes of all class A shareowners. Shareowners should read carefully each of the documents before making any decision about the tender offer. The tender offer is scheduled to expire at midnight, New York City time, on March 3, 2000.